SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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Banco Santander México, S.A., Institución de Banca MúlTiple, Grupo Financiero Santander México
(Name of Subject Company)

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Banco Santander México, S.A., Institución de Banca MúlTiple, Grupo Financiero Santander México
(Name of Person(s) Filing Statement)

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Series B Shares, par value Ps.3.780782962

American Depositary Shares (each of which represents five Series B Shares)

(Title of Class of Securities)

MX41BS060005 (Series B Shares)

(ISIN of Class of Securities)

0596B103 (American Depositary Shares Representing Series B Shares)
(CUSIP Number of Class of Securities)

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Felipe García Ascencio

Chief Executive Officer

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, Ciudad de México, Mexico

+ (52) 55-5257-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On October 21, 2022, Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México issued the following press release:

BANCO SANTANDER MÉXICO, ANNOUNCES THAT ITS PARENT COMPANY, BANCO SANTANDER, S.A. ISSUED A REPORT OF RELEVANT INFORMATION

Mexico City, Mexico on October 21, 2022 – Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (BMV: BSMX; NYSE: BSMX) (“Banco Santander México” or the “Bank”) one of Mexico’s leading banks, announces to the investing public that Banco Santander, S.A., majority shareholder of Grupo Financiero Santander México, S.A. de C.V., the controlling shareholder of the Company, issued a report of relevant information, as attached hereto, with respect to which the Bank will disclose additional information in due course.

The board of directors of Banco Santander México has been informed about the intention of Banco Santander, S.A. to make an offer to acquire all of the Series B shares and American Depositary Shares of the Company not already held by Banco Santander, S.A. and has retained external legal and financial advisors. Under the current conditions and based on its advisors’ opinions, the board of directors of Banco Santander México has favorably considered the presentation of the offer and will issue its opinion as provided under the Mexican Securities Market Law at the time the offer is launched. The board of directors of Banco Santander México is acting for these purposes with the participation only of independent directors.

 ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of June 30th, 2022, Banco Santander México had total assets of Ps.1,773 billion under Mexican Banking GAAP and more than 20.4 million customers. Headquartered in Mexico City, the Company operates 1,347 branches and offices nationwide and has a total of 25,627 employees.

Investor Relations contact information

Héctor Chávez López – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

www.santander.com.mx

Item 1

Banco Santander, S.A., (“Banco Santander”) in compliance with the Mexican and U.S. securities legislation, hereby communicates the following: RELEVANT INFORMATION
Banco Santander announces that it intends to make concurrent cash tender offers in Mexico and the United States to acquire all of the issued and outstanding (i) Series B shares (the “Series B Shares”) of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (“Santander Mexico”) and (ii) American Depositary Shares (each of which represents five Series B Shares) of Santander Mexico (the “ADSs”), in each case, other than any Series B Shares or ADSs owned, directly or indirectly, by Banco Santander, which amount to approximately 3.76% of Santander Mexico’s share capital (the “Tender Offers”). Following the Tender Offers, Banco Santander intends to (a) cancel the registration of the Series B Shares in the National Securities Registry of the Mexican National Banking and Securities Commission (the “CNBV”) and delist such Series B Shares from the Mexican Stock Exchange (“BMV”), and (b) remove the ADSs from listing on the New York Stock Exchange and the Series B Shares from registration with the U.S. Securities and Exchange Commission (the “SEC”) (items (a) and (b), collectively, the “Delisting”).
The consideration for the shareholders tendering their Series B Shares will be equal to the book value of each Series B Share (and the equivalent with respect to each ADS) in accordance with Santander Mexico’s last quarterly report filed with the CNBV and the BMV prior to the launch of the Tender Offers pursuant to applicable law (the “Offer Price”).
Consummation of the Delisting will be subject to the approval by shareholders holding at least 95% of Santander Mexico’s share capital at an extraordinary shareholders’ meeting of Santander Mexico. Banco Santander currently holds, directly and indirectly, more than 96% of Santander Mexico’s share capital and, therefore, expects to obtain such approval at the extraordinary shareholders’ meeting of Santander Mexico, which we expect will be called for such purposes shortly.
Considering the foregoing, the Tender Offer in Mexico will be a mandatory tender offer in terms of article 108 of the Mexican Securities Market Law.
Commencement of the Tender Offers and consummation thereof is subject to certain conditions, including regulatory authorizations from and review by the CNBV and the SEC, respectively, the absence of any material adverse change in the financial condition, results of operations or prospects of Santander Mexico, and that the trading price of the Series B Shares (which, pursuant to the Mexican Securities Market Law, is equal to the volume weighted average price of the transactions completed during the last 30 days on which the Series B Shares were negotiated, prior to the beginning of the Tender Offers, for a period not to exceed 6 months) is not greater than the Offer Price.
The Tender Offers are expected to be launched and settled no later than the first quarter of 2023.
The Tender Offers are consistent with Banco Santander’s strategy of increasing its weight in growth markets and reflects Banco Santander’s confidence in Mexico and Santander Mexico as well as their long-term growth potential. The impact of the Tender Offers on Santander Group’s capital will not be material.

Boadilla del Monte (Madrid), 21 October 2022

IMPORTANT INFORMATION FOR INVESTORS ABOUT THE PROPOSED TRANSACTION

The tender offers described in this communication have not yet commenced. This communication is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any common stock (including any American Depositary Share representing any common stock) or other securities. If and at the time a tender offer is commenced in the United States, Banco Santander (and/or one or more of its affiliates, as applicable) intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Santander Mexico will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Banco Santander will also file before the Comisión Nacional Bancaria y de Valores (“CNBV”) an informative brochure in connection with the transaction and the prospective offer as required under applicable law.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC AND THE CNBV REGARDING THE PROPOSED TRANSACTION CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TENDER OFFERS AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFERS.
Such documents, and other documents filed by Banco Santander and Santander Mexico, may be obtained without charge after they have been filed at the SEC’s website at www.sec.gov and through the CNBV´s website at www.cnbv.gob.mx. The offer to purchase and related materials may also be obtained (when available) for free by contacting the information agent for the tender offers.
This communication shall not constitute a tender offer in any country or jurisdiction in which such offer would be considered unlawful or otherwise violate any applicable laws or regulations, or which would require Banco Santander or any of its affiliates to change or amend the terms or conditions of such offer in any manner, to make any additional filing with any governmental or regulatory authority or take any additional action in relation to such offer.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” as per the meaning of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words like expect, project, anticipate, should, intend, probability, risk, target, goal, objective, estimate, future and similar expressions and include, but are not limited to, statements that are predictive in nature and depend upon or refer to future events, conditions, circumstances or the future performance of Banco Santander or Santander Mexico or their respective affiliates, including as a result of the implementation of the transactions described herein. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance and a number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from Banco Santander’s or Santander Mexico’s expectations. Risks and uncertainties include, among other things, risks related to the tender offers, including uncertainties as to the availability of certain statutory relief under the U.S. securities laws; how many of Santander Mexico shareholders will tender their shares in the tender offers; general economic or industry conditions of areas where Banco Santander or Santander Mexico have significant operations or investments (such as a worse economic environment, higher volatility in the capital markets, inflation or deflation, changes in demographics, consumer spending, investment or saving habits, and the effects of the war in Ukraine or the COVID-19 pandemic in the global economy); exposure to various market risks (particularly interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices); potential losses from early repayments on loan and investment portfolios, declines in value of collateral securing loan portfolios, and counterparty risk; political stability in Spain, the United Kingdom, other European countries, Latin America and the US; changes in legislation, regulations, taxes, including regulatory capital and liquidity requirements, especially in view of the UK exit of the European Union and increased regulation in response to financial crises; the ability to integrate successfully acquisitions and related challenges that result from the inherent diversion of management’s focus and resources from other strategic opportunities and operational matters; and changes in access to liquidity and funding on acceptable terms, in particular if resulting from credit spreads shifts or downgrade in credit ratings; and other risks and uncertainties discussed in (i) Santander Mexico’s filings with the SEC, including the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections of Santander Mexico’s most recent annual report on Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC and (ii) Banco Santander’s filings with the SEC, including the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections of Banco Santander’s most recent annual report on Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC. You can obtain copies of Banco Santander’s and Santander Mexico’s filings with the SEC for free at the SEC’s website (www.sec.gov). Other factors that may cause actual results to differ materially include those that will be set forth in the Tender Offer Statement on Schedule TO, the Solicitation/Recommendation Statement on Schedule 14D-9 and other tender offer documents filed by Banco Santander and Santander Mexico. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Numerous factors could affect our future results and could cause those results deviating from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Our forward-looking statements speak only as at date of this communication and are informed by the knowledge, information and views available as at the date of this communication. Banco Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise.